AMERICAS SILVER CORPORATION

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on May 15, 2019

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 3:00 p.m. (Toronto time) on May 13, 2019.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following website: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01I86A

Appointment of Proxyholder

I/We, being holder(s) of Americas Silver Corporation (the "Company") hereby appoint: Darren Blasutti, President & Chief Executive Officer, or failing him, Warren Varga, Chief Financial Officer, or failing him, Peter McRae, Sr. Vice President, Corporate Affairs & Chief Legal Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Americas Silver Corporation to be held at Vantage Venues located at 150 King Street West, Toronto, ON on Wednesday, May 15, 2019 at 3:00 p.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
1. Stephen Alfers	☐	☐	2. Darren Blasutti	☐	☐	3. Alex Davidson	☐	☐
4. Alan R. Edwards	☐	☐	05. Bradley R. Kipp	☐	☐	06. Gordon E. Pridham	☐	☐
07. Manuel Rivera	☐	☐	08. Lorie Waisberg	☐	☐			

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For

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorizing the board of directors of the Company (the "Board") to fix their remuneration. ☐ ☐

For

3. Re-Approval of Deferred Share Unit Plan

To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company's deferred share unit plan, as more particularly described in the accompanying Management Information Circular (the "Circular"). ☐ ☐

For

4. Re-Approval of Restricted Share Unit Plan

To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company's restricted share unit plan, as more particularly described in the Circular. ☐ ☐

For

5. Approval of Amendments to Share Option Plan

To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution to re-approve the Company's stock option plan, as amended by the proposed amendments thereto, as more particularly described in the Circular. ☐ ☐

For

6. Approval of Amendments to Company's By-Laws

To consider and, if deemed appropriate, approve, with or without variation, an ordinary resolution confirming the adoption of the amended by-laws of the Company, the full text of which is set forth in Schedule "B" to the accompanying Circular, as authorized by the Board, as more particularly described in the accompanying Circular. ☐ ☐

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For

7. Approval of Name Change

To consider and, if deemed appropriate, approve, with or without variation, a special resolution to authorize the Board to amend the Company's articles to effect the change of name of the Company from "Americas Silver Corporation" to "Americas Gold and Silver Corporation" or such other name as may be accepted by the relevant regulatory authorities and approved by the Board. ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.